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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2016 (MM/DD/YY) AND ENDING 06/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1st Global Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12750 Merit Drive, Suite 1200
(No. and Street)

Dallas	TX	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. Paul Stewart 214-294-5042
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

1717 Main Street, Suite 1800	Dallas	TX	75201-9436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, E. Paul Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st Global Capital Corp, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SUSAN CARPENTER
My Notary ID # 589134
Expires May 26, 2021

Signature

Executive Vice President, COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Financial Statements and Report of Independent Registered Public Accounting Firm

1st Global Capital Corp.

June 30, 2017 and 2016



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
1717 Main Street, Suite 1800
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370

GrantThornton.com
linked.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Board of Directors
1st Global Capital Corp.

We have audited the accompanying statements of financial condition of 1st Global Capital Corp. (a Delaware corporation) (the "Company") as of June 30, 2017 and 2016, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Global Capital Corp. as of June 30, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
August 29, 2017

1st Global Capital Corp.

STATEMENTS OF FINANCIAL CONDITION

June 30,

ASSETS	2017	2016
Cash and cash equivalents	$4,291,136	$5,368,466
Receivable from brokers or dealer	1,943,959	1,099,628
Receivable from affiliates	364,147	82,188
Other assets, net	238,025	299,323
Total assets	$6,837,267	$6,849,605
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 131,881	$ 81,098
Commissions payable	789,154	646,770
Deferred revenues	69,680	70,320
State income taxes payable	140,906	64,402
Payable to affiliates	886,817	672,214
Other liabilities	364,986	446,086
Total liabilities	2,383,424	1,980,890
Commitments and Contingencies (Note J)		
Stockholder's equity:		
Common stock – no par value, 10,000 shares authorized		
10 Shares issued and outstanding	-	-
Additional paid-in capital	24,000	24,000
Retained earnings	4,429,843	4,844,715
Total stockholder's equity	4,453,843	4,868,715
Total liabilities & stockholder's equity	$6,837,267	$6,849,605

The accompanying notes are an integral part of these financial statements.

1st Global Capital Corp.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2017 and 2016

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

1st Global Capital Corp. (the "Company") is a wholly owned subsidiary of 1st Global, Inc. (the "Parent").

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i) & (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers be handled by a clearing broker-dealer. The Company is incorporated in the state of Delaware. The Company's customers are located throughout the United States.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Receivable from brokers or dealers

Accounts receivable from brokers or dealers consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable investment fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management has determined collectability is reasonably assured, as such, the Company records an allowance for doubtful accounts and maintains a policy for fully reserving aged receivables 91 days or older.

Cash and Cash Equivalents

Cash and cash equivalents consists of unrestricted cash held by depository institutions of which $2,084,131 are money market funds at June 30, 2017 and $1,674,290 at June 30, 2016, that are readily convertible into cash and purchased with original maturities of three months or less.

Deferred Revenues

The Company is recognizing fidelity bond revenue over twelve months. As of June 30, 2017 and 2016 the deferred revenue is $69,680 and $70,320 respectively.

Commission Income

For the year ended June 30, 2017 commission income includes concession, trail and ticket revenue of $18,475,395, $29,119,417 and $6,220,597 respectively while for the year ended June 30, 2016 amounts were $22,187,661, $26,892,823 and $5,573,600, respectively.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Interest Income

Interest earned on cash and cash equivalents are recorded as interest income when earned.

Insurance Fees

Payment received from investment advisors to offset error and omission insurance fees are recorded as insurance fee revenue when received.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. The Company recognizes interest and penalties related to unrecognized tax benefits within the state income taxes line in the accompanying Statements of Income. Accrued interest and penalties are included within the other liabilities line in the Statements of Financial Condition.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of accounts receivable are based on management's assessment of net realizable value and approximate fair value due to short term nature. The carrying value of accounts payable approximates their fair value amounts due to the short maturity of these liabilities. At June 30, 2017 and 2016, the Company's financial assets and liabilities are carried at cost which approximates fair value.

Recent Accounting Pronouncement

In May 2014, the FASB issued Accounting Standards Update 2014-09 Revenue from Contracts with Customers (Topic 606). ASU 2014-9 supersedes the revenue recognition requirements under ASC Topic 605, *Revenue Recognition*, and most industry-specific guidance throughout the Industry Topics of the ASC. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The new guidance will significantly enhance comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets. Additionally, the guidance requires improved disclosures as to the nature, amount, timing and uncertainty of revenue that is recognized. The new guidance is effective for the annual reporting period beginning after December 15, 2018 for non-public entities, although the FASB is currently considering deferring the effective date by an additional year. Early adoption is permitted but subject to specific criteria. We are currently evaluating the impact the adoption of this new accounting standard will have on our financial statements. At this time the Company has not identified any areas of material concern with respect to ASC 606.

NOTE C - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of June 30, 2017, the Company had net capital of $3,718,827, net capital requirement of $158,895, and ratio of aggregate indebtedness to net capital of .64 to 1. As of June 30, 2016, the Company had net capital of $4,428,564, net capital requirement of $125,054, and ratio of aggregate indebtedness to net capital of .42 to 1. The SEC permits a ratio of aggregate indebtedness to net capital no greater than 15 to 1.

NOTE D - INCOME TAXES

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Accounting Standards Codification ("ASC") 740, *Income Taxes*. Any resulting provision or benefit for income taxes is recorded as a payable or receivable on the Statements of Financial Condition. Tax years 2014 through 2016 are still subject to federal and state examination.

For the year ended June 30, 2017 and 2016, federal income tax expense is comprised of income tax expense at statutory rate $1,882,570 and $1,113,362 less the franchise tax $25,949 and $20,857 for a total of $1,856,621 and $1,092,505 respectively. The effective tax rate is 33.5% for the year ended June 30, 2017 and 33.4% for the year ended June 30, 2016.

At June 30, 2017 and 2016, $832,227 and $235,986 of federal income taxes payable respectively, was included in payable to affiliates on the Statements of Financial Condition. These amounts represent the balance of federal income tax expense remitted in excess or unremitted to the Parent as of the end of the fiscal year. This amount is paid by or remitted to the Parent via the Company's usual processes during the subsequent fiscal year.

As required by the uncertain tax position guidance in ASC 740, the Company recognized the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The

NOTE D - INCOME TAXES -Continued

Company applies the uncertain tax position guidance in ASC 740 to all tax positions for which the statute of limitations is open. For certain taxing jurisdictions, this period may extend from the inception. In accordance with the accounting under ASC 740, the Company has recorded an unrecognized tax liability related to the possibility of the Company establishing nexus in the following states: Alabama, Georgia, Illinois, Oklahoma, Maryland, Massachusetts, and New York. In addition, there is a commercial activity tax component for the state of Ohio . The liability is recorded in other liabilities on the Statements of Financial Condition in the amounts of $339,986 and $321,086 as of June 30, 2017 and 2016, respectively.

NOTE E - RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous. Essentially all operating costs and overhead expenses of the group are incurred by an affiliate. At June 30, 2017 and 2016 salary, benefits and computer related costs were 75% and 73% of these costs respectively. The Company paid the affiliate $14,245,070 and $14,035,469 for operating expenses during the years ended June 30, 2017 and 2016, respectively. These shared operating costs and overhead costs are allocated based on estimated usage by each operating affiliate, typically using relative share of total revenue as a proxy.

Amounts owed to 1st Global Advisors, Inc. consist of $3,875 and $9,964 as of June 30, 2017 and 2016. Amounts owed to 1st Global consulting, Inc. consist of $750 as of June 30, 2016. Amounts due from 1st Global, Inc. consist of $147,785 as of June 30, 2017 while amount owed to the same amount to $351,536 as of June 30, 2016. Amounts owed to 1st Partners, Inc. consist of $50,715 and $73,978 as of June 30, 2017 and 2016. Amounts due from 1st Global Insurance Services, Inc. consist of $216,362 and $82,188 as of June 30, 2017 and 2016 respectively.

NOTE F – OTHER ASSETS, NET

At June 30, 2017, other assets are primarily composed of accounts receivable of $200,963 less an allowance of $19,037. At June 30, 2016, other assets are primarily composed of accounts receivable of $224,140 less an allowance of $8,467. The increase in allowance for doubtful accounts was $10,570 for 2017 with a decrease of $2,378 for 2016. The accounts receivable is related to commissions receivable from the Company's network of advisors. Management provides for uncollectible amounts based on its assessment of the current status of individual accounts, typically reserving accounts past due greater than 90 days.

The remaining balance in other assets is comprised of prepaid expenses and other miscellaneous assets.

NOTE G - RECEIVABLES FROM BROKERS OR DEALERS

Receivables from brokers and dealers is primarily comprised of commission revenue receivable from the Company's clearing broker and other financial companies, including mutual fund companies. Additionally, included in this amount is $100,000 in clearing deposits with the Company's clearing broker which is restricted in use.

NOTE H – OTHER LIABILITIES

At June 30, 2017 and 2016 other liabilities consist of FIN48 reserve of $339,986 and $321,086 respectively as well as an October 2012 contract renewal signing incentive that was received from our clearing broker and is being recognized in clearing fees expense in the statements of income over 60 months. The respective amounts of the incentive received were $0 and $125,000 respectively.

NOTE I - CONCENTRATION RISK

At June 30, 2017 and 2016, and at various other times during the year, the Company had cash balances in excess of federally insured limits of $250,000. Uninsured FDIC balances are $1,957,006 and $3,444,175 at June 30, 2017 and 2016, respectively. Uninsured SIPC balances for money market funds are $1,834,131 and $1,424,291 at June 30, 2017 and 2016, respectively. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, mutual fund companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of its counterparties. A counterparty of particular significance is National Financial Services, LLC, who serves as the Company's clearing broker. The Company does not believe it is exposed to any significant counterparty credit risk.

NOTE J - COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2017 and 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification. The Company is involved in various legal and/or administrative proceedings arising in the ordinary course of their businesses, none of which have predictable outcomes and none of which are believed to have any significant effect on financial position, cash flows, or operating results.

NOTE K - SUBSEQUENT EVENTS

The Company has evaluated financial statements for subsequent events and is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Schedule I

1st Global Capital Corp.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30,

COMPUTATION OF NET CAPITAL	2017	2016
Total stockholder's equity qualified for net capital	$4,453,843	$4,868,715
Add:		
Other allowable credits	-	-
Total capital and allowable credits	4,453,843	4,868,715
Less:		
Non-allowable assets:		
Receivables from brokers or dealers	(267,700)	(222,329)
Other assets	(45,718)	(83,650)
Investments in and receivables from affiliates, Subsidiaries, and associated partnerships	(364,247)	(82,189)
Other deductions and/or charges:		
Excess fidelity bond deductible	(15,950)	(19,999)
Net capital before haircuts on securities positions	3,760,228	4,460,548
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Securities	(1,220)	-
Other money market funds	(40,181)	(31,984)
Net capital	$3,718,827	$4,428,564
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$131,881	$80,998
Commissions payable	789,154	541,793
Deferred revenue	69,680	70,320
State income taxes payable	140,906	64,402
Payable to affiliate, gross	886,817	672,214
Other liabilities	364,986	446,086
Total aggregate indebtedness	$2,383,424	$1,875,813

Schedule I (continued)

1st Global Capital Corp.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30,

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	2017	2016
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 158,895	$ 125,054
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 158,895	$ 125,054
Net capital in excess of required minimum	$3,559,932	$4,303,510
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$3,480,486	$4,240,982
Percentage aggregate indebtedness to net capital	.64 to 1	.42 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0%	0%

RECONCILIATION WITH COMPANY'S ALLOWABLE NET CAPITAL

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Schedule II

1st Global Capital Corp.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES EXCHANGE ACT OF 1934

As of June 30,

The Company claims exemption from SEC Exchange Act Rule 15c3-3 under paragraphs (k)(2)(i) & (k)(2)(ii) of that Rule.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
1717 Main Street, Suite 1800
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370

GrantThornton.com
linked.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Board of Directors
1st Global Capital Corp.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) 1st Global Capital Corp. (a Delaware corporation) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) and (2)(ii), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Dallas, Texas
August 29, 2017

1st Global.
RESEARCH & CONSULTING

1st Global Capital Corp's Exemption Report

1st Global Capital Corp (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the (k)(2)(i) and (k)(2)(ii) provisions of 17 C.F.R. § 240.15c3-3; and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 under the (k)(2)(i) and (k)(2)(ii) throughout the period of June 30, 2016 through June 30, 2017 without exception.

1st GLOBAL CAPITAL CORP

I, Paul Stewart, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:  ________________

Title: Executive Vice President, COO

August 29, 2017